Exhibit 99.1

B.O.S. Announces Changes in the Composition of its Board

RISHON LEZION, Israel, June 25, 2015 (BUSINESSWIRE) B.O.S. Better Online Solutions Ltd. ("BOS" or the "Company") (NASDAQ: BOSC), a leading Israeli provider of RFID and Mobile solutions and global provider of supply chain solutions to enterprises, announced today that the Board of Directors appointed two new directors, Mr. Yuval Viner and Mr. Ziv Dekel. The appointed directors shall serve on the Board until the next annual general meeting of shareholders.

Mr. Yuval Viner, 52, has been serving as the Company's CEO since 2009, and prior to that, since March 2008, as the Company's Head of RFID and Mobile Solutions division. Mr. Viner joined the Company in connection with its acquisition of the assets of Dimex Systems Ltd. Mr. Viner is a graduate of the Practical Engineering Academy of Tel Aviv.

Mr. Ziv Dekel, 49, has over 25 years of management and strategic counseling experience. Since 2010, Mr. Dekel provides strategic advisory services to various business entities. In 1989, Mr. Dekel joined Shaldor Strategy Counseling as an analyst, and from 2002 through 2010 served as Shaldor's CEO and Managing Partner. Mr. Dekel holds a BA in Economics and an MBA, both from Tel-Aviv University.

About BOS

B.O.S. Better Online Solutions Ltd. (BOSC) is a leading Israeli provider of RFID and Mobile solutions and global provider of Supply Chain solutions to enterprises. BOS' RFID and mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware and industry-specific software applications. The Company's supply chain division provides electronic components consolidation services to the aerospace, defense, medical and telecommunications industries as well as to enterprise customers worldwide. For more information, please visit: www.boscorporate.com.

Contact:

B.O.S. Better Online Solutions Ltd.

Mr. Eyal Cohen, CFO

+972-54-2525925

eyalc@boscom.com

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS's periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.